UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 14D-9

     Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

_______________

ENDESA, S.A.
(Name of Subject Company)

ACCIONA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)
_______________

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a Copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Adam O. Emmerich (212) 403-1000

     ☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

          This statement is made by Acciona S.A. (“Acciona”) and its wholly owned subsidiary Finanzas Dos. S.A. (“Finanzas”) (together, the “Reporting Persons”). This statement relates to the proposed tender offer (the “E.ON Offer”) by E.ON AG and E.ON Zwölfte Verwaltungs Gmbtt (collectively, “E.ON”) for all of the outstanding ordinary shares of Endesa, S.A., a Spanish sociedad anónima (“Endesa”), nominal value €1.20 each (each, an “Endesa Ordinary Share”), and for all of the outstanding American Depositary Shares of Endesa, each representing the right to receive one Endesa Ordinary Share (each, an “Endesa ADS”).

IMPORTANT LEGAL INFORMATION

     Shareholders of Endesa are Urged to Read Acciona’s
Solicitation/Recommendation on Schedule 14D-9 When it Becomes Available

          Following the commencement of the E.ON Offer, unless an exemption is available under the rules of the U.S. Securities and Exchange Commission (the “SEC”), the Reporting Persons expect to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with regard to the E.ON Offer, which will contain important information. Investors are urged to read this document when it becomes available. Filings made by Acciona with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Acciona’s principal executive offices in Madrid, Spain.

Forward Looking Statements

          Statements in this document other than factual or historical information are “forward-looking statements.” Forward-looking statements regarding Endesa’s or Accona’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Acciona’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

          In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions, may include projections of Endesa’s, E.ON’s, and Acciona’s future financial performance based on their growth strategies and anticipated trends in their businesses and industry. These statements are only predictions based on Accion’s current expectations and projections about future events. There are important factors that could cause Endesa’s, E.ON’s, and Acciona’s actual results, level of activity, performance or achievements or other events to differ materially from the results, level of activity, performance, achievements or events expressed or implied by the forward-looking statements.

          Although Acciona believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, achievements or events. Moreover, neither Acciona nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

Forward-looking statements include, but are not limited to, statements about:

  possible or assumed future results of operations and operating cash flows;
  strategies and investment policies;
  financing plans and the availability of capital;
  competitive position;
  potential growth opportunities available to Acciona, Endesa or E.ON;
  the risks associated with potential acquisitions or alliances;
  actions that may be taken by Acciona, E.ON or other persons with regard to the ownership of securities of Endesa; and
  actions that may be taken by regulatory authorities with regard to control of, or investment in, Endesa.

     Except as may be required by applicable law, Acciona makes no obligation to revise or update any forward-looking statements in this document.

     Acciona reserves the right to claim that the Tier 1 exemption under Rule 14d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, applies to any tender offer for Endesa securities.

EXHIBITS.

Exhibit No.

99.1

Amendment No. 6 to Schedule 13D filed on December 4, 2006 by Acciona, S.A. and Finanzas Dos, S.A. with respect to Endesa Ordinary Shares and the Endesa ADSs with the Securities and Exchange Commission (previously filed and incorporated herein by reference)